SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

ENERGY PARTNERS, LTD.
(Name of Subject Company)

ENERGY PARTNERS, LTD.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29270U105
(CUSIP Number of Class of Securities)

John H. Peper
Executive Vice President,
General Counsel and Corporate Secretary
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana 70170
(504) 569-1875

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Kenneth W. Orce, Esq. John Schuster, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Richard D. Katcher, Esq. Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019-6150 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on September 14, 2006, as amended by Amendments 1, 2 and 3 (as so amended, the “Schedule 14D-9”), by Energy Partners, Ltd., a Delaware corporation (the “Company” or “EPL”).

The purpose of this amendment is to amend and supplement Items 8 and 9 of the Schedule 14D-9. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 8.  Additional Information

Item 8- Additional Information is hereby amended and supplemented by adding the following at the end thereof:

On September 27, 2006, ATS requested that EPL fix a record date in order to determine the stockholders entitled to consent to action in writing without a meeting.

On October 7, 2006, in accordance with Section 2.9 of EPL’s bylaws, the Board established a record date of October 17, 2006 as the record date for determining the stockholders entitled to consent to action in writing without a meeting.

Item 9.  Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following:

(a)(8)	Letter from EPL to ATS, Inc., dated October 9, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Energy Partners, Ltd.

By /s/ John H. Peper
Name: John H. Peper
Title: Executive Vice President, General
Counsel and Corporate Secretary

Dated: October 10, 2006

John H. Peper	Direct (504) 799-1897
Executive Vice President	jpeper@eplweb.com

October 9, 2006

Mr. Mark Chatterji, President
ATS, Inc.
71683 Riverside Drive
Covington, LA 70433

Dear Mr. Chatterji:

Thank you for your letter dated October 5, 2006, which was faxed to us on October 6. Our Board of Directors is, and has been, focused on creating value for our stockholders. That, however, does not mean that we will embrace an offer that we believe to be inadequate simply because it represents a modest premium over the market at the time it was made. We trust that you would not be bullied into doing that with respect to your stockholders, and we certainly will not let that be the case with respect to ours.

We were, to be candid, surprised that you would send us the letter after you disclosed its contents publicly. It made it appear to be a publicity ploy rather than something substantive. And, again to be candid, we were surprised by the letter’s content. You obviously know that our Board of Directors has found your offer to be inadequate, and I might add the word “opportunistic,” and the reasons for that decision. The results of your tender offer in which less than 24,000 EPL shares (approximately 6/100ths of 1% of our outstanding shares) were tendered, also speaks volumes for the fact that our stockholders agree totally with the decision of their Board of Directors.

We will consider any reasonable offer which would enhance stockholder value. This company, since its inception, has always prided itself in representing all stockholders in taking steps to deliver value to all stockholders.

Should Woodside wish to make such an offer and pursue discussions with us in a constructive manner, please do not hesitate to contact Richard Bachmann, our Chairman and Chief Executive Officer.

Sincerely,

John H. Peper
Executive Vice President